Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (general investors, analysts and media)
011-525-55-629-8790	312-726-3600
(jacinto.marina@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

GRUPO TMM TO REPORT SECOND QUARTER EARNINGS JULY 28th

Mexico City, July 22, 2003 – Grupo TMM, S.A. (NYSE: TMM), will publish second quarter financial results on Monday, July 28, 2003. Management will discuss earnings and provide a corporate update on Tuesday, July 29, 2003, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-218-0530 (domestic) or 303-262-2142 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 15867. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation.

A replay of the conference call will be available through August 5, 2003, at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 543895. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 15867.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.